                                                                    EXHIBIT 12.1

                        THE CHARLES SCHWAB CORPORATION

               Computation of Ratio of Earnings to Fixed Charges

                   (Dollar amounts in thousands, unaudited)


                                                         Three Months Ended
                                                              March 31,                       Year Ended December 31,
                                                         ------------------     ---------------------------------------------------
                                                           1999      1998          1998        1997       1996      1995      1994
                                                           ----      ----          ----        ----       ----      ----      ----
Earnings before taxes on income                          $236,092  $112,234     $  576,544  $  447,247  $394,063  $277,104  $224,343
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Fixed charges
  Interest expense -- customer                            155,000   137,672        579,930     480,988   368,462   321,225   178,067
  Interest expense -- other                                18,545    17,923         71,951      65,495    57,410    35,998    20,169
  Interest portion of rental expense                        9,255     7,399         32,326      26,045    23,051    20,810    17,102
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  Total fixed charges (A)                                 182,800   162,994        684,207     572,528   448,923   378,033   215,338
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Earnings before taxes on income and fixed charges (B)    $418,892  $275,328     $1,260,751  $1,019,775  $842,986  $655,137  $439,681
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Ratio of earnings to fixed charges (B) (divided by) (A)*      2.3       1.7            1.8         1.8       1.9       1.7       2.0
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Ratio of earnings to fixed charges excluding
customer interest expense**                                   9.5       5.4            6.5         5.9       5.9       5.9       7.0
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* The ratio of earnings to fixed charges is calculated in a manner consistent with SEC requirements. For such purposes, "earnings" consist of earnings before taxes on income and fixed charges. "Fixed charges" consist of interest expense incurred on payable to customers, borrowings and one-third of rental expense, which is estimated to be representative of the interest factor.

** Because interest expense incurred in connection with payable to customers is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges excluding customer interest expense reflects the elimination of such interest expense as a fixed charge.